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October 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	Ambrx Biopharma, Inc.

Registration Statement on Form S-3

Filed October 17, 2023

File No. 333-275053

Ladies and Gentlemen:

On behalf of Ambrx Biopharma, Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated October 24, 2023 on the Company’s Registration Statement on Form S-3 (File No. 333-275053) filed on October 17, 2023 (the “Registration Statement”). The Staff’s comment is repeated below in bold and is followed by the Company’s response.

1. Please provide an analysis supporting your conclusion that the registrant is eligible to use Form S-3 to register this offering. In this regard, we note General Instruction I.A. to Form S-3. If you are not eligible to use Form S-3 for this offering, please withdraw this registration statement and refile on an appropriate form.

U.S. Securities and Exchange Commission

October 25, 2023

Response: On behalf of the Company, we respectfully submit that the Company meets the eligibility requirements of Form S-3 as the successor registrant to Ambrx Biopharma Cayman, Inc. (formerly Ambrx Biopharma Inc.), a Cayman Islands exempted company (“Old Ambrx”), in accordance with General Instruction I.A.6.(a) to Form S-3, which provides: “If the registrant is a successor registrant, it shall be deemed to have met conditions 1., 2., 3., and 5., above if . . . its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.”

On October 11, 2023, Old Ambrx effected a holding company reorganization and domestication merger (the “Holding Company Reorganization and Domestication”). The Holding Company Reorganization and Domestication resulted in the Company domesticating from the Cayman Islands to Delaware and becoming the parent of, and successor registrant to, its legal predecessor, Old Ambrx.

Old Ambrx registered certain of its securities under Section 12(b) of the Securities Exchange Act of 1934, as amended, in 2021, and Old Ambrx and the Company (as applicable) filed their periodic and current reports in a timely manner during the 12 calendar months and the portion of the month immediately preceding the filing of the Registration Statement, on October 17, 2023 (and the Company has continued to do so subsequent to such filing). Immediately following the effective time of the Holding Company Reorganization and Domestication, the assets and liabilities of the Company were the same as those of Old Ambrx. Finally, we note that the Staff has extended the language in General Instruction I.A.6(a) permitting successors formed for the purposes of changing the state of incorporation to apply to successors formed for purpose of changing from a foreign jurisdiction to a domestic jurisdiction. See, e.g., MF Global Ltd. (Dec. 10, 2009) (concurring in the view that a successor issuer could use Form S-3 where it changed jurisdiction from Bermuda to Delaware).

For the reasons outlined above, we believe the Holding Company Reorganization and Domestication transaction squarely falls with the parameters of General Instruction I.A.6(a) and permits the Company, as successor to Old Ambrx, to satisfy the Registrant Requirements in General Instruction I.A.3. For the avoidance of doubt, we further advise that Old Ambrx and the Company (as applicable) satisfy General Instructions 1.A.4 and 1.A.7 and the Company had a public float of greater than $75 million at the time it filed the Registration Statement.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,
/s/ Gregg Noel

Via E-mail:

cc:	Ambrx Biopharma, Inc.

Jared Kelly

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Michelle Gasaway